EXHIBIT 12


                       1996 ANNUAL REPORT TO SHAREHOLDERS
objective


BULL RUN

INCREASE SHAREHOLDER VALUE
                                             diversity
THROUGH THE ACQUISITION AND
                                             leadership
DEVELOPMENT OF WELL MANAGED
                                             growth
OPERATING COMPANIES HAVING
                                             opportunity
EXCELLENT GROWTH POTENTIAL

(Background photo of clouds and a bull)

CORPORATION

(Graph appears here with the following plot points.)

BULL RUN CORPORATION

(25.1% voting)
    GRAY COMMUNICATIONS SYSTEMS, INC.                15.5%
DATASOUTH COMPUTER CORPORATION                       100 %
HOST COMMUNICATIONS, INC. (HCI)                      29.7%
UNIVERSAL SPORTS AMERICA, INC. ("USA")               33.8%


                       LETTER TO STOCKHOLDERS                                1




Fellow stockholders of Bull Run Corporation,


    1996 was a successful and eventful year for your Company. Each of our principal operating companies achieved significant milestones which will provide a foundation for continued growth through the remainder of this century and into the next.


    We are very proud of their accomplishments, made possible through the dedication of their employees and the quality leadership of their management teams.


GRAY COMMUNICATIONS SYSTEMS, INC.

    Gray Communications Systems, Inc. experienced significant growth in 1996, and continued its series of acquisitions into 1997. In January 1996, Gray completed the acquisition of WRDW-TV,the CBS affiliate in Augusta, Georgia, for $37.2 million. In September 1996, Gray completed the largest acquisition in its 100-year history, a $183.9 million purchase of two CBS television stations, WCTV-TVin the Tallahassee, Florida / Thomasville, Georgia market and WVLT-TV in Knoxville, Tennessee; Satellite & Production Services in Tallahassee; and PortaPhone Paging, a communications and paging business in the Southeast. In February 1997, Gray signed a letter of intent to purchase WITN-TV, an NBC affiliate serving the Greenville-Washington-New Bern, North Carolina market.


    The completed acquisitions have already contributed significantly to Gray's operating cash flow, enhancing its position as a major regional television broadcaster in the growing Southeast markets. Another step toward growth was taken in January 1997, when Gray announced that it had reached an agreement to acquire another transportable satellite uplink business, Gulflink Communications, Inc. headquartered in Baton Rouge, Louisiana, in a transaction expected to close in April, subject to FCC approval. Combined with Satellite & Production Services, the resulting entity will be the largest firm of its kind in the country.

                                BULL  RUN

    In order to finance the September acquisition, Gray completed public offerings of 3.5 million shares of class B commonstock and $160 million of 10 5/8% senior subordinated notes, resulting in total net proceeds to Gray of over $220 million.Because of the dilution resulting from the common stock offering, our Company's common equity ownership of Graywas reduced. As a result, we recognized a significant gain in our third quarter of $8.2 million, before tax. We continue to be Gray's largest single shareholder, currently owning 27% of the outstanding shares of Gray's class A common stock, representing 15.5% of the total stock ownership of Gray and 25.1% of the voting power. Robinson-Prather Partnership and affiliates hold an additional 14.4% of Gray's total outstanding common shares, representing an additional 23.3% voting interest.


    We invested an additional $15 million in Gray in 1996, acquiring shares of Gray's series A and series B preferred stock, plus warrants to purchase additional Gray class A common shares. Our total cash investment in Gray is now nearly $30 million.


    Just prior to the public offerings, we tragically lost an extraordinary man in Ralph Gabbard, who suffered a fatal heart attack. Ralph joined Gray in 1994, becoming its President in 1995. Fortunately, Ralph had assembled an outstanding group of very capable, talented managers within each of Gray's operating units, and our Chairman and a Gray director, Mack Robinson, agreed to serve as Gray's interim President and CEO, and I am serving as interim Executive Vice President.
 I can't overstate how well Gray's employees responded in the wake of Ralph's sudden passing, which I'm sure is a testimony to the outstanding example Ralph set for them.



DATASOUTH COMPUTER CORPORATION

    Datasouth Computer Corporation, our wholly-owned subsidiary, continues to generate a steady revenue stream, consistently reporting approximately $6 million in sales for the past six consecutive quarters. Even with a decline in revenue in 1996 from 1995, Datasouth's compounded annual revenue growth rate since 1992 is 12%.


    Datasouth's principal market for heavy-duty dot matrix impact printers is a mature one; however, our consistent performance puts us in position to capitalize on opportunities, particularly as competitors exit the market. Meanwhile, Datasouth's entry into the portable thermal printer market has not yet resulted in significant market penetration. It has become apparent that the sales cycle for our thermal products is longer and more complex than the typical sales cycle within the mature, better-defined market for heavy-duty impact printers. On a positive note, Datasouth has proven to the marketplace that it is capable of designing products outside its traditional impact printer market, resulting in its eligibility for participation in markets with promising growth potential.


    One such market opportunity in which Datasouth will actively participate was provided by its largest customer, SABRE Travel Information Network(R), which recently awarded a contract to Datasouth for the development and manufacture of a new airline ticket printer. Datasouth's proven product design capabilities, quality manufacturing and outstanding customer support obviously contributed to its eligibility and the resulting award. The project is expected to be completed late in 1997, and although requiring a significant amount of engineering development cost in 1997, it is expected to generate a minimum of $25 million in revenue over a five year period, with a meaningful impact beginning in 1998. SABRE(R) has purchased over $20 million in products from Datasouth since 1993.


    Jim Busby, Datasouth's President and one of its founders, recently announced his retirement effective June 1997. We greatly appreciate Jim's efforts, and although we will miss Jim's day-to-day involvement, he will continue to serve on our Board of Directors. We are very fortunate to have Nick Waller assume Jim's role. Nick has been Datasouth's Chief Operating Officer for more than ten years, so the change will be virtually transparent for Datasouth's employees, customers and suppliers.

                                CORPORATION


HOST COMMUNICATIONS, INC. / UNIVERSAL SPORTS AMERICA, INC.

    Host Communications, Inc. ("HCI") completed a very successful fiscal year ending June 30, 1996. During the year, HCI joined forces with Streetball Sports Ventures Partners, L.P., the creator and promoter of the popular Hoop-It-Up(TM) three-on-three amateur basketball tournament, to create Universal Sports America, Inc. ("USA"). USA offers corporate sponsors and advertisers the broadest possible array of sponsorship and promotional opportunities involving college athletics and participatory sporting events. HCI made two strategic acquisitions in 1996. AdCraft Sports Marketing, which has had a close working relationship with the PGA(R) for several years, was added in August. In December, HCI acquired Wayne Smith Company, a marketing and association management firm.


    Our investment in HCI increased to nearly 30% of HCI's outstanding common stock this year, primarily as a result of an exercise of warrants in August to purchase HCI common stock. Our combined cash investment in HCI and USA is now nearly $12 million. Considering both our direct and indirect investments in HCI, we are effectively its largest single shareholder.


    This past December, HCI received some very exciting news. The NCAA(R), which has had a business relationship with HCI for 22 years, announced that an agreement had been reached with HCI providing exclusive rights for NCAA corporate marketing programs through the year 2002. In exchange for a minimum $75 million to be paid by HCI over the contract period, HCI was granted the exclusive rights to NCAA corporate partners' promotional licensing marks, championship event radio broadcasts, and publication and distribution of championship event programs and associated materials. This new contract, which also for the first time provides HCI the exclusive marketing of NCAA fan festivals run in conjunction with the championship events, takes effect in September 1997 upon expiration of the current contract.


                                   * * * *


    We have been actively repurchasing shares of our own common stock under a program approved by our Board of Directors in 1994. Due to what we have perceived to be an undervaluation of the market price of our stock, and in order to help ensure a liquid market for our stock, we repurchased over 450,000 shares in 1996, at an average cost of $2.42. In January 1997, we repurchased an additional 500,000 shares for $2.50 per share. We have also recently completed a program whereby we offered holders of less than 100 shares an opportunity to sell their shares back to the Company. Not only did this provide those shareholders an opportunity to sell their shares at a market price without incurring the typical costs of sale, but it also enabled the Company to reduce its recurring shareholder mailing costs.


    The accomplishments of 1996 help chart the course for 1997 and into the next century. I am confident that Bull Run Corporation's --


 (1) DIVERSITY of operations -
    (2) strong and experienced LEADERSHIP within each of our affiliated companies -
        (3) excellent GROWTH potential - and
           (4) OPPORTUNITY derived from recent investments, acquisitions and business alliances-will continue to provide value to you, our valued shareholders.

                              Sincerely,

                           /s/ Robert S. Prather, Jr.

                           Robert S. Prather, Jr.
                             President and CEO

                                  BULL RUN


    Bull Run Corporation was originally Bull Run Gold Mines, Ltd., a mining resource company which ultimately sold its mining interests in November 1990. Following the acquisition of approximately 30% of the Company by Robinson-Prather Partnership in July 1992, it changed its name to Bull Run Corporation upon reincorporating in Georgia in December 1992. In 1993, the Company began a series of acquisitions and equity investments, which include or involve the principal operating companies under the Bull Run umbrella - Datasouth Computer Corporation, Gray Communications Systems, Inc. and Host Communications, Inc. / Universal Sports America, Inc. These companies offer Bull Run and its stockholders diversity, leadership, growth and opportunity.

             DATASOUTH                            (DATASOUTH LOGO)
             COMPUTER
             CORPORATION


    Datasouth Computer Corporation ("Datasouth"), Bull Run's wholly-owned subsidiary, designs, manufactures and markets heavy-duty dot matrix and thermal printers for industrial applications. Datasouth sells its products through a network of approximately 60 distributors worldwide and direct to high volume major accounts primarily in the transportation/travel, healthcare and manufacturing/distribution industries.


    Based in Charlotte, North Carolina, Datasouth has historically targeted the heavy-duty, multipart forms segment of the serial matrix impact printer market. These printers are used primarily for forms such as invoices, purchase orders, bills of lading, customs documents, insurance documents, travel documents and patient admission forms.


    Datasouth also provides a line of portable and desktop thermal printers, used primarily for printing one packing or shipping label at a time, with the ability to use a label stock which has no silicone coated liner. The "liner-free" stock offers several advantages over conventional liner-backed labels including more printable labels per roll, superior print image and durability, and elimination of label liner waste, resulting in lower cost of use and greater efficiency.

    Datasouth's manufacturing capabilities provide a strategic advantage over most competitors. Focusing on customer response time and high quality customer service, Datasouth can provide quick, on-time product delivery while maintaining low finished goods inventories by scheduling product configuration each day to meet changing order requirements. All assemblies, including PC boards assembled by Datasouth, and raw materials are pulled through to replenish stock consumed, thereby eliminating unnecessary inventories and scheduling. Datasouth's warranty expense is well under 1% of revenue, evidencing Datasouth's quality workmanship and designs.


    This year the primary focus of Datasouth's engineering team will be the development of a new airline ticket printer, designed in conjunction with SABRE Travel Information Network(R), Datasouth's largest customer. As the travel market embraces a number of new technologies such as Internet reservation booking and electronic ticketing, it is essential to have cost-effective equipment in place at travel agency locations. This new ticket printer will provide an attractively priced alternative to traditional printers and will be affordable for even small travel agencies as SABRE(R) continues its global expansion. Additionally, it will target satellite ticket applications in remote locations such as corporate offices and hotel/motels. Expected to be completed in late 1997, the ticket printer should begin making a meaningful revenue contribution in 1998.

                               CORPORATION


        GRAY
        COMMUNICATIONS
        SYSTEMS, INC.             (GRAY COMMUNICATIONS, INC. LOGO)

    Gray Communications Systems, Inc. ("Gray") is a 100-year old Southeast United States communications company headquartered in Albany, Georgia. Gray's class A and class B common stocks are traded on the New York Stock Exchange under the symbols "GCS" and "GCS.B", respectively. Bull Run currently owns 27% of Gray's outstanding class A common stock, representing 15.5% of the total common stock ownership of Gray and 25.1% of the voting power.


    Gray operates seven television stations - WKYT-TV, the CBS affiliate in Lexington, Kentucky and the exclusive station for University of Kentucky sports, ranked number one in its market; WYMT-TV, a CBS affiliate in Hazard, Kentucky acquired by Gray along with WKYT-TV in September 1994, ranked number one in its market; WRDW-TV, a CBS affiliate located in Augusta, Georgia acquired in January 1996; WCTV-TV, a CBS affiliate, currently the Tallahassee, Florida / Thomasville, Georgia market leader, acquired in September 1996; WVLT-TV (formerly WKXT-TV), a CBS affiliate in Knoxville, Tennessee, acquired with WCTV-TVin September 1996; WALB-TV, an NBC affiliate established over 40 years ago, the Albany, Georgia market leader; and, WJHG-TV, an NBC affiliate, currently the Panama City, Florida market leader.

    Gray also operates three daily newspapers - The Albany Herald, established in 1891, a Southwest Georgia daily newspaper having a circulation of approximately 33,000 daily and approximately 39,000 on Sundays; The Rockdale Citizen, acquired by Gray in May 1994, a Conyers, Georgia daily newspaper established in 1953, having a circulation of approximately 10,000; and, The Gwinnett Daily Post, acquired by Gray in January 1995, a daily newspaper in Lawrenceville, Georgia having a circulation of 13,000 in the fast growing Gwinnett County market. In addition, Gray publishes advertising weekly shoppers in Southwest Georgia and North Florida, having a total circulation of 52,000.


    Gray also acquired two new businesses in September 1996, Satellite & Production Services in Tallahassee, and PortaPhone Paging, a communications and paging business in the Southeast. In January 1997, Gray announced that it had reached an agreement to acquire another transportable satellite uplink business, Gulflink Communications, Inc., headquarted in Baton Rouge, Louisiana, in a transaction expected to close in April 1997, subject to FCC approval. Then in February 1997, Gray announced it had signed a letter of intent to acquire the assets of WITN-TV, the NBC affiliate serving the Greenville-Washington-New Bern, North Carolina market.

           HOST
           COMMUNICATIONS, INC.            (HOST COMMUNICATIONS, INC. LOGO)

    Privately-held Host Communications, Inc. ("HCI"), based in Lexington, Kentucky, provides multimedia, promotional marketing and event management services to universities, athletic conferences and associations, the most prominent of which is the National Collegiate Athletic Association ("NCAA(R)"). As of December 31, 1996, Bull Run effectively owned 29.7% of HCI's common stock and 51.5% of HCI's outstanding preferred stock. Most of Bull Run's investment in HCI is held through its 51.5%-owned affiliate, Capital Sports Properties, Inc., whose assets consist solely of HCI common stock and HCI preferred stock.

                                   BULL RUN

HCI'S OPERATIONS INCLUDE:

    SPORTS MARKETING - HCI manages the production, sales and syndication of basketball and football radio and television, as well as the publishing and printing of award-winning sports magazines for an impressive list of client universities and conferences. AdCraft Sports Marketing ("AdCraft"), acquired by HCI in August 1996, provides HCI established relationships with the principal associations of coaches, athletic directors and sports information directors, the Sears Collegiate Champions ProgramTM and the Professional Golfers' Association of America ("PGA of America(R)"). HCI recently reached a new five-year agreement with the NCAA, an HCI client since 1975, for the exclusive rights to NCAA corporate partners' promotional licensing marks, championship radio broadcasts, publication and distribution of championship event programs and associated materials, as well as exclusive marketing rights to market NCAA fan festivals in conjunction with championship events. This agreement becomes effective in September 1997 upon the expiration of the current NCAA contract.

    AUDIO / VIDEO SERVICES - HCI's MainStreet Productions operates recording studios equipped to handle live broadcast productions and soundtracks for radio, video and multi-range presentations such as the "NCAA Today" broadcasts on ESPN, producing video presentations from concept to completion. AdCraft, the official video production company of the PGA of America, has been producing videos for the PGA(R) since 1988.

    PUBLISHING AND PRINTING - Among the 400-plus annual publications produced by HCI are NCAA basketball championship programs, including the high-profile NCAA Men's and Women's Final Four(R) programs. HCI's electronic publishing system provides creative flexibility and immediate response capabilities, and its printing operation offers the newest technological advances in print production, including computerized typesetting, cameras and stripping equipment. HCI provides services to over 600 clients annually, including Bull Run, Datasouth and Gray, ranging from graphic design, typesetting and image assembly, to printing and binding. Such services were provided to Bull Run in connection with the printing of this 1996 Annual Report.

    ASSOCIATION MANAGEMENT - HCI manages the affairs of the National Tour Association, a group of travel and tour professionals, by providing services in the areas of marketing, publishing, government affairs, business, education and membership growth. Since the December 1996 acquisition of Wayne Smith Company, a marketing and association management firm, HCI provides similar services to clients such as the International Spa and Fitness Association, National Limousine Association and United Motor Coach Association. HCI also offers customized association management services ranging from specialized consulting to full service management.

UNIVERSAL SPORTS
AMERICA, INC.               (UNIVERSAL SPORTS AMERICA, INC. LOGO)


    In October 1995, HCI and Streetball Sports Ventures Partners, L.P. ("Streetball(TM)") joined forces by forming Universal Sports America, Inc. ("USA"), thereby offering corporate sponsors and advertisers the broadest array possible of sponsorship and promotional opportunities involving college athletics and participatory sporting events. HCI sold certain of its collegiate sports marketing operations in exchange for a 33.8% interest in the common stock of USA. Bull Run also directly owns USA preferred stock, which is convertible to approximately 3% of USA's fully-diluted common stock.




USA'S OPERATIONS INCLUDE:

    COLLEGIATE SPORTS - USA provides management and marketing services to athletic departments and conferences, including the development and marketing of corporate sponsor programs, providing print, publication, and video production services (generally outsourced to HCI).

    EVENTS - Building on the established success of Streetball's national Hoop-It-Up(TM) three-on-three basketball tournaments, USA manages and/or operates participatory sporting events, on the local, collegiate, national and international levels.

    PROPERTIES - USA develops and markets trademarks that currently include the Historically Black Collegiate Coalition (HBCC(TM)), Pepito Ball(TM), and Tradition Bowl games, such as the Dr Pepper Red River Shoot-out(TM), the annual football contest between the University of Texas and the University of Oklahoma.

                                CORPORATION

(7 LOGOS APPEAR ON THE LEFT-HAND SIDE OF THIS PAGE, TWO EACH OF
A BULL, THE DATASOUTH LOGO, GRAY COMMUNICATIONS SYSTEMS, INC. LOGO, AND ONE HOST COMMUNICATIONS, INC. LOGO)

    ROBERT S. PRATHER, JR. - Bull Run's President and CEO since 1992 , Bob Prather is currently serving Gray as its interim Executive Vice President - Acquisitions. He was Vice President of Fuqua Industries from 1971 through 1980, responsible for the search, analysis and negotiation of approximately 35 Fuqua acquisitions. He acquired his own business in 1980, a steel fabricator, growing it internally from $4 million in sales in 1980 to over $75 million in 1992, with 10 years of profitable earnings.


    J. MACK ROBINSON - Bull Run's Chairman of the Board, Mack Robinson is Chairman and President of Delta Life Insurance Company; Chairman of Atlantic American Corporation, an insurance holding company; and director emeritusof Wachovia Corporation. He is currently serving Gray as its interim President and CEO. Over his career, he has started or controlled more than 20 community banks, a chain of over 100 consumer lending offices, the Rhodes Inc. furniture chain, life and casualty insurance companies, lumber mills, a pest control company and a thoroughbred breeding farm.


    JAMES W. BUSBY - One of Datasouth's founders in 1977, Jim Busby has been its President from 1984 through March 1997, heading an organization which has manufactured an installed base of nearly 230,000 printers in a highly competitive market. Jim recently announced his retirement from Datasouth after more than 20 years in the computer printer industry, but will continue as a member of Bull Run's Board of Directors.


    K. NICK WALLER - Datasouth's Chief Operating Officer since 1984 and Chief Financial Officer from 1982 through 1986, Nick Waller is the architect of Datasouth's quality-driven, Just-In-Time manufacturing processes. Nick was named President of Datasouth in March 1997.


    THOMAS J. STULTZ - Gray's Publishing Division President since January 1996, Tom Stultz was a Vice President of Multimedia Newspaper Company since 1988, having responsibility for developing and coordinating Multimedia's marketing initiatives and directly supervising several Multimedia daily and non-daily publications. Tom has over 25 years experience in the newspaper business, beginning his career as a reporter in 1970.


    JOSEPH A. CARRIERE - Gray's Vice President - Television, with Gray since February 1996 and previously President and General Manager of KTVE-TV, an NBC affiliate in Monroe, Louisiana. Joe Carriere has a successful track record of increasing profitability of operations. He is a past Chairman of the CBS Advisory Board and the National Association of Broadcasters.


    W. JAMES HOST - HCI's Chairman and CEO since founding the Company in 1971, Jim Host is a recognized leader in the collegiate sports marketing field. He is currently a board member of the National Tourism Organization, a board member of the Tourism Works for America Council of Washington, D.C., and a member of the Executive Committee of the National Basketball Hall of Fame.

(Graph appears here with the following information.)

JULY    APRIL   AUGUST   MAY    SEPTEMBER OCTOBER NOVEMBER JANUARY  JANUARY MARCH  OCTOBER  NOVEMBER
1992     1993    1993   1994    1994      1994    1994     1995     1995    1995   1995     1995

          |               |                |                 |                |               |
      Bull Run        Gray acquires     Gray acquires    Bull Run makes  Bull Run           Bull Run
     acquires 43.6%   The Rockdale       weekly          initial         acquires 50% of    acquires USA
     of Datasouth     Citizen, a daily   shoppers in SW  investment in   Capital Sports     convertible
     Computer         newspaper, for     Georgia for     Host            Properties         preferred stock
     Corporation for  $4.8 million.     $1.5 million.    Communications, ("CSP"), whose     for $650,000.
     $7.5 million.                                       Inc. ("HCI") of  assets consist
                                                         $900,000.        solely of
                                                                          investments in
                                                                          HCI, for $9.7
                                                                          million.


JULY    APRIL   AUGUST   MAY    SEPTEMBER OCTOBER NOVEMBER JANUARY  JANUARY MARCH       OCTOBER  NOVEMBER
1992     1993    1993   1994    1994      1994    1994     1995     1995    1995         1995     1995


  |              |                |                   |                 |                   |
Robinson-        Datasouth        Gray acquires       Bull Run       Gray acquires      HCI sells certain
Prather          makes initial    two CBS affiliates, acquires       the Gwinnett       operating assets
Partnership      investment in    WKYT-TV in           remaining      Daily Post(then    to Universal
acquires 30% of  Gray             Lexington, KY       56.4% of        the Gwinnett      Sports America,
Bull Run Gold    Communications   and WYMT-TV         Datasouth for   Post-Tribune),    Inc. ("USA") in
Mines, Ltd.;     Systems, Inc. of in Hazard, KY       for Bull Run    for $3.7 million. return for a
subsequently     $11.1 million.   $42.5 million.      common stock                      33.8% common
reincorporated                                        in a transaction                  equity ownership
in Georgia and                                        valued at $15.2                   position.
renamed Bull                                          million.
Run Corporation.


    INVESTED CAPITAL - Since Robinson-Prather Partnership's investment in Bull Run in July 1992, the Company has consummated several of its own equity investments and acquisitions, as well as functioned as a provider of services, including identification, analysis and negotiation, in connection with equity investments and acquisitions made by its affiliates.


(Graph appears here with the following information.)

                  TOTAL EQUITY INVESTMENTS AND ACQUISITIONS

               BULL RUN           DATASOUTH COMPUTER    GRAY COMMUNICATIONS
             CORPORATION            CORPORATION             SYSTEMS, INC.


                   |                    |                        |


      1993    $7.5 MILLION         $11.1 MILLION           $1.5 MILLION

      1994    $15.2 MILLION         $1.2 MILLION           $48.8 MILLION

      1995    $11.6 MILLION         $1.9 MILLION           $3.7 MILLION

      1996    $15.3 MILLION         $0.1 MILLION           $221.1 MILLION

(Graph appears here with the following information.)

JANUARY  JANUARY  AUGUST   AUGUST   AUGUST   SEPTEMBER  SEPTEMBER  SEPTEMBER  DECEMBER  JANUARY   FEBRUARY   FEBRUARY
1996     1996     1996     1996     1996     1996       1996       1996       1996      1997      1997       1997

           |                 |                  |                    |                   |                     |
         Bull Run          CSP exercises     Gray                  Gray acquires,      Gray announces      Gray signs letter
         acquires, for     warrants for      consummates           for $183.9          agreement to        of intent to
         $10 million, an   approximately     public offerings      million, CBS        purchase Gulflink   acquire WITN-
         8% subordinated   48% of the        of its class B        affiliates          Communications,     TV, the NBC
         note from Gray    outstanding       common stock          WCTV-TV in          Inc., a             affiliate in the
         (exchanged in     HCI common        and 10 5/8%           Tallahassee, FL/    transportable       Greenville-
         September 1996    stock.            senior                Thomasville, GA     satellite uplink    Washington-
         for Gray series A                   subordinated          and WVLT-TV in      business, pending   New Bern, NC
         preferred stock),                   notes, resulting      Knoxville, TN; a    FCC approval.       market.
         plus warrants to                    in net proceeds       production and
         purchase                            to Gray of over       satellite business;
         additional Gray                     $220  million.        and a
         class A common                                            communications
         stock.                                                    and paging
                                                                   business.

JANUARY  JANUARY  AUGUST   AUGUST   AUGUST   SEPTEMBER  SEPTEMBER  SEPTEMBER  DECEMBER  JANUARY   FEBRUARY   FEBRUARY
1996     1996     1996     1996     1996     1996       1996       1996       1996      1997      1997       1997


  |                 |                 |                    |                    |                   |
Gray acquires     HCI acquires      Gray sells KTVE-    Bull Run              The NCAA(R)         Datasouth
WRDW-TV,the       AdCraft Sports    TV in Monroe,       acquires, for $5      announces a 5-      announces its
CBS affiliate in  Marketing.        LA / El Dorado,     million, Gray         year extension of   selection by
Augusta, GA, for                    AR for $9.5         series B              its contract with   SABRE Travel
$37.2 million.                      million.            preferred stock       HCI; HCI            Information
                                                        plus warrants to      acquires Wayne      Network to
                                                        purchase              Smith Company,      design and
                                                        additional Gray       a marketing and     manufacture an
                                                        class A common        association         airline ticket
                                                        stock.                management firm.    printer, expected
                                                                                                  to generate
                                                                                                  revenue of at least
                                                                                                  $25 million.


    OPERATING REVENUE - Since Bull Run's investment in Datasouth and Gray in 1993, operating revenue of each of the companies has achieved significant compounded annual grouth rates.


                               OPERATING REVENUE

(Two bar graphs appear here with the following plot points.)

DATASOUTH COMPUTER CORPORATION
1991            1992            1993            1994            1995             1996
$15.5 MILLION   $15.4 MILLION   $16.9 MILLION   $21.7 MILLION   $26.4 MILLION    $23.8 MILLION

CAGR ('92-'96)=11.5%



GRAY COMMUNICATIONS SYSTEMS, INC.
1991            1992            1993            1994            1995             1996
$22.5 MILLION   $24.6 MILLION   $25.1 MILLION   $36.5 MILLION   $58.6 MILLION    $79.3 MILLION

CAGR ('92-'96)=34.0%

    ADJUSTED ALLOCABLE EARNINGS - Bull Run's aggregate allocable share of its investees' undistributed earnings, based on Bull Run's economic ownership of each investee as of the end of each year, has been steadily increasing. The calculation of allocable undistributed earnings eliminates the impact of goodwill amortization recognized by Bull Run as required by generally accepted accounting principles, as well as the after-tax impact of unusual gains and charges recognized by the investees which can distort the comparability of their results.

                            ADJUSTED ALLOCABLE EARNINGS

                               BULL RUN CORPORATION



DATASOUTH COMPUTER
CORPORATION
INITIAL BULL RUN INVESTMENT - 1993
BULL RUN'S EQUITY OWNERSHIP AS OF DEC. 31

(Graph appears here with the following plot points.)

1993        1994        1995        1996
43.6%       100%        100%        100%

BULL RUN'S ALLOCABLE SHARE OF
UNDISTRIBUTED EARNINGS (IN 000'S)(1)

1993        1994        1995        1996
$(15)       $1,021      $1,492      $954



GRAY COMMUNICATIONS
SYSTEMS, INC.
INITIAL BULL RUN INVESTMENT - 1993
BULL RUN'S EQUITY OWNERSHIP AS OF DEC. 31

(Graph appears here with the following plot points.)

1993        1994        1995        1996
9.2%        25.7%       27.2%       15.5%

BULL RUN'S ALLOCABLE SHARE OF
UNDISTRIBUTED EARNINGS (IN 000'S)(1)

(Graph appears here with the following plot points.)

1993        1994        1995        1996
$126        $634        $159        $755



HOST COMMUNICATIONS,
INC.
INITIAL BULL RUN INVESTMENT - 1995
BULL RUN'S EQUITY OWNERSHIP AS OF DEC. 31

(Graph appears here with the following plot points.)

1993        1994        1995        1996
N/A         N/A         29.7%(2)    29.7%


BULL RUN'S AGGREGATE SHARE OF
UNDISTRIBUTED EARNINGS (IN 000'S)(1)

(Graph appears here with the following plot points.)

1993        1994        1995        1996
N/A         N/A         $384        $414

BULL RUN
CORPORATION

BULL RUN'S AGGREGATE ADJUSTED
ALLOCABLE EARNINGS

(Graph appears here with the following plot points.)

1993        1994        1995        1996
$111        $1,655      $2,035      $2,123


    MARKET VALUE - Since the investment in Bull Run by Robinson-Prather Partnership in 1992, market value per share and market capitalization has increased at a dramatic compounded annual growth rate.


              HIGH/LOW CLOSING MARKET
                  PRICE PER SHARE

                BULL RUN CORPORATION

AS OF AND FOR THE YEARS ENDED DECEMBER 31

(Graph appears here with the following plot points.)

               1991    1992    1993    1994    1995   1996
High           $0.53   $1.31   $1.94   $1.91   $4.25  $3.44
Low            $0.38   $0.38   $0.78   $1.19   $1.63  $2.06
Closing        $0.38   $1.19   $1.56   $1.63   $2.89  $2.13
                       $0.66 (1)

CAGR (6/30/92-12/31/96)=29.6%

 (1) Closing price as of June 30, 1992.




             TOTAL MARKET VALUE
           BULL RUN CORPORATION
            AS OF DECEMBER 31

(Graph appears here with the following plot points.)


1991            1992           1993          1994          1995        1996
$3.4 million  $12.7 million  $19.5 million  $36.0 million $64.0 million  $46.2 million
              $6.0  million (1)
CAGR (6/30/92-12/31/96)=56.5%

(1) Total Market value as of June 30, 1992.




10





    Since taking a new direction in July 1992 upon the investment of Robinson-
Prather Partnership, Bull Run Corporation has provided its shareholders increased value through the acquisition and development of well managed operating companies having excellent growth potential. Over this period of less than five years, many milestones have been attained which have contributed to the Company's dramatic growth. Now, these operating companies have been presented with their own distinct opportunities which will significantly impact them for the remainder of this century and into the next.


    Datasouth Computer Corporation, Bull Run's wholly-owned subsidiary, announced that it had reached agreement on a significant new product development project for SABRE Travel Information Network(R), its largest customer. Although the development cost to be incurred on the SABRE(R) project will be significant to Bull Run's 1997 financial results, this project is expected to provide at least $25 million in revenue over a five year period, having a meaningful revenue impact beginning in 1998.


    In 1996, Gray Communications Systems, Inc. completed the largest acquisition in its 100-year history. Now with seven television stations under its management, all but one the leader in its market, Gray has significantly enhanced its position as a major regional television broadcaster in the growing
Southeast. Gray expects operating cash flow, a popular statistic for measuring value in the media industry, to increase significantly as a result of the recent acquisitions. Under current FCC regulations, Gray will be required to divest its NBC affiliates in Albany, Georgia and Panama City, Florida in 1997. The
FCC's rules are undergoing reexamination and Gray believes that it will ultimately be able to retain its Panama City station. Gray is currently pursuing a possible exchange of the Albany station for another station or stations. Already in 1997, Gray has announced two potential acquisitions.
Subject to FCC approval, Gray will acquire Gulflink Communications, Inc., a transportable satellite uplink company, in a transaction expected to close in April. Gray has also signed a letter of intent to acquire WITN-TV, an NBC affiliate in Eastern North Carolina.


    Host Communications, Inc., having completed its investment in Universal
Sports America, Inc., expects to capitalize on that combination of resources to penetrate new markets and further develop current markets for participatory events and tournaments. The 1996 acquisitions of AdCraft Sports Marketing and Wayne Smith Company expand HCI's client base in the areas of sports marketing and association management. HCI's new five-year contract with the NCAA(R) was clearly one of its highlights of 1996, further solidifying a 22-year mutually beneficial partnership. Under this contract, which becomes effective in September 1997 when the current contract expires, HCI will obtain exclusive rights to NCAA corporate partners' promotional licensing marks, championship radio broadcasts, and publication and distribution rights to championship event programs and associated materials. For the first time, HCI will obtain the exclusive rights to market NCAA fan festivals run in conjunction with championship events.


    Bull Run Corporation has also been investing in itself, through the repurchase of its common stock. In 1996, the Company repurchased over 450,000 shares of its stock and repurchased an additional 500,000 shares of its stock in January 1997. The Company will continue to consider future opportunities to repurchase additional shares at what it believes to be favorable prices. In addition, Bull Run and its affiliated companies will continue to pursue acquisitions and strategic alliances as future opportunities arise.


                                                                      11









                            BULL RUN CORPORATION



                           SELECTED FINANCIAL DATA
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


OPERATING RESULTS FOR THE YEARS ENDED:

                                                   1996         1995        1994       1993        1992
Revenue from printer operations                $ 23,810     $ 26,432     $ 2,751
Cost of goods sold                               17,170       18,649       1,853
  Gross profit                                    6,640        7,783         898
Other operating revenue                             844          721         323     $  464     $   146
Operating expenses                               (6,255)      (6,764)     (1,174)      (595)       (710)
  Income (loss) from operations                   1,229        1,740          47       (131)       (564)
Equity in earnings of affiliated companies        1,731          107         266        243
Gain on issuance of common shares by
   affiliated company                             8,179
Interest and dividend income (expense), net      (1,250)        (944)        (11)       116         294
  Income (loss) before income taxes,
   extraordinary item and cumulative effect of
   accounting change                              9,889          903         302        228        (270)
Income tax benefit (provision)                   (4,012)        (180)        (86)       (48)         54
Income (loss) before extraordinary item and
   cumulative effect of accounting change         5,877          723         216        180        (216)
Extraordinary loss                                 (295)
Cumulative effect of accounting change             (274)
  Net income (loss)                            $  5,308     $    723     $   216     $  180     $  (216)

Earnings (loss) per share:
Income (loss) before extraordinary item and
   cumulative effect of accounting change      $    .25     $    .03     $   .02     $  .01     $  (.02)
Net income (loss)                              $    .23     $    .03     $   .02     $  .01     $  (.02)

Weighted average shares                          22,945       23,236      13,534     12,503       9,993

FINANCIAL POSITION  AS OF DECEMBER 31:

                                                   1996         1995        1994       1993        1992

Working capital                                $  3,990     $  3,739     $ 4,813     $  400     $ 6,173
Investment in affiliated companies               53,752       29,246      15,709      7,798
Total assets                                     67,851       44,300      30,756      8,250       6,297
Long-term obligations                            31,364       14,896       2,775
Stockholders' equity                             28,318       24,079      23,584      8,151       6,176
Current ratio                                       2.1          1.9         2.6        8.9        51.9
Book value per share                           $   1.30     $   1.09     $  1.07     $ 0.65     $  0.58


    The changes in financial position from 1995 to 1996 were due to the purchase of $15,000 in Gray preferred stock, as well as the result of an $8,179 increase in the Company's investment in affiliated companies resulting from Gray's public offering of its class B common stock. The changes in financial position from 1994 to 1995 were due to the Company's investments in CSP, HCI and USA. The changes in financial position from 1992 to 1993 to 1994, and the changes in operating results from 1993 to 1994 to 1995, were due to the investment in a 43.6% interest in Datasouth in 1993 and merger with Datasouth in 1994. No dividends were declared or paid during the periods presented.

                               BULL RUN CORPORATION




                         SELECTED QUARTERLY FINANCIAL DATA
                                   (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                            FIRST      SECOND       THIRD     FOURTH
                                          QUARTER     QUARTER     QUARTER    QUARTER
1996
Revenue from printer operations           $ 6,044     $ 5,810     $ 5,988    $ 5,968
Gross profit                                1,775       1,658       1,597      1,610
Other operating revenue                       368           2         473          1
Income before extraordinary item and
  cumulative effect of accounting change       49         293       5,480         55
Net income (loss)                            (225)        293       5,185         55
Earnings per share:
  Income before extraordinary item and
   cumulative effect of accounting change $   .00     $   .01     $   .24    $   .00
  Net income (loss)                          (.01)        .01         .23        .00

1995
Revenue from printer operations           $ 7,439     $ 7,132     $ 6,097    $ 5,764
Gross profit                                2,278       2,154       1,842      1,509
Other operating revenue                        83         351           1        286
Net income                                    268         376          27         52
Earnings per share                        $   .01     $   .02     $   .00    $   .00

1994
Revenue from printer operations                                              $ 2,751
Gross profit                                                                     898
Other operating revenue                   $    62     $    64     $   161         36
Net income (loss)                             (40)        (73)         96        233
Earnings (loss) per share                 $  (.00)    $  (.01)    $   .01    $   .01

GRAY COMMUNICATIONS SYSTEMS, INC.

(Gray Communications Systems, Inc. Logo)

(Photos pertaining to Gray Communications Systems, Inc.)

DATASOUTH COMPUTER CORPORATION

(Datasouth Computer Corporation Logo)

(Photos pertaining to Datasouth Computer Corporation)

HOST COMMUNICATIONS, INC.

(Host Communications, Inc. Logo)

<Photos pertaining to Host Communications, Inc.>

                             BULL RUN  CORPORATION

                             MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS

RESULTS OF OPERATIONS


    The consolidated operating results include those of Bull Run Corporation ("Bull Run") and, for the year ended December 31, 1996 and 1995 and the period November 30, 1994 through December 31, 1994, Datasouth Computer Corporation ("Datasouth", and collectively, with Bull Run, the "Company"), after elimination of intercompany accounts and transactions. On November 29, 1994, Datasouth was merged (the "Merger") into a newly-formed wholly-owned subsidiary of Bull Run, which changed its name to Datasouth Computer Corporation (also referred to herein as "Datasouth") immediately following the Merger. From January 1, 1994 through November 29, 1994, Bull Run owned 43.6% of the outstanding common stock of Datasouth. For that period, Bull Run accounted for its investment in Datasouth under the equity method of accounting whereby Bull Run's proportionate share of Datasouth's operating results were reported in the Consolidated Statement of Income under the caption, "Equity in earnings of affiliated companies".



    Total revenue for 1996, primarily from the printer manufacturing operations of Datasouth, was $24,654,000, compared to $27,153,000 in 1995 and $3,074,000 in 1994. Revenue from Datasouth's printer operations of $23,810,000 in 1996 represented a 10% decrease from such revenue in 1995 of $26,432,000. Datasouth's 1995 revenue was 22% greater than its 1994 revenue of $21,746,000, of which, $2,751,000 was realized in 1994 subsequent to the Merger. Printer sales to the Company's largest customer were approximately $7.2 million in 1996, compared to $7.8 million in 1995 and $4.4 million in 1994. Sales to a large distributor were approximately $1.5 million lower in 1996 than in 1995, as a result of a significant printer installation project by the distributor's customer maturing in 1995. Short term revenue trends in the Company's printer business fluctuate due to variable ordering patterns of these and other large customers. Despite this volatility, revenue from printer operations has been relatively consistent over the six successive quarters ended December 31, 1996. Gross profit from printer operations of 27.9% for 1996 decreased from the 29.4% realized in 1995, primarily due to a different mix of products sold and greater manufacturing overhead efficiencies gained in 1995 as a result of higher unit volumes.



    The Company provides consulting services to Gray Communications Systems, Inc. ("Gray") in connection with Gray's acquisitions and acquisition financing. Income on a portion of such fees is deferred and recognized over forty years as a result of the Company's equity investment position in Gray. Consulting fee income of $843,000 was recognized in 1996, compared to $719,000 in 1995 and $100,000 in 1994. Due to the reduction in the Company's equity investment from 27.1% to 15.2% of Gray's outstanding common shares (primarily as a result of Gray's public offering of stock completed in September 1996 as described below), $174,000 of previously deferred fees were recognized as consulting fee income in 1996. There can be no assurance that the Company will recognize any consulting fees in the future.


    Royalty income, attributable to an interest in mining properties which was sold in 1990, were earned by the Company based on quantities of gold processed. Royalties were insignificant in 1996 and 1995, having decreased from $223,000 in 1994. The Company does not anticipate any royalty income from mining properties will be received in the future.

                             BULL RUN CORPORATION

    The Company's consolidated operating expenses of $6,255,000 in 1996 represented a $509,000, or 7.5%, decrease from 1995, due to reductions in certain project-specific research and development expenses and certain general and administrative expenses. Due to a project to develop a new airline ticket printer for the Company's largest customer, research and development expenses are expected to increase at least $600,000 in 1997, compared to 1996. In 1994, only Datasouth's operating expenses for the period November 30, 1994 through December 31, 1994 are reflected in the Company's consolidated operating expenses. Operating expenses include non-cash goodwill amortization associated with the original investment in Datasouth and subsequent Merger of $292,000 in 1996, $309,000 in 1995 and $25,000 in 1994.



    Equity in earnings of affiliated companies, totaling $1,731,000 in 1996 and $107,000 in 1995 included the Company's proportionate share of the earnings of Gray, Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP"), net of goodwill amortization totaling $487,000 for 1996 and $378,000 for 1995. Approximately $600,000 of the increase from 1995 to 1996 in equity in earnings of affiliated companies can be attributed to Gray's gain on the sale of a television station in 1996, and an additional $375,000 of that increase can be attributed to HCI's gain on the sale of assets to Universal Sports America, Inc. ("USA"). Equity in earnings of affiliated companies of $266,000 in 1994 includes Bull Run's equity in the earnings of Datasouth prior to the Merger.



    In 1996, Gray consummated a public offering of 3.5 million shares of its newly-issued class B common stock at $20.50 per share, resulting in net proceeds of $67.1 million. As a result of this issuance, the Company's common equity ownership of Gray was reduced from 27.1% to 15.2%, resulting in a pretax gain for the Company of approximately $8.2 million (approximately $5.0 million after tax). This offering also reduced the Company's common equity voting power in Gray from 27.1% to 25.1%. There is no assurance that such sales of a material nature will occur in the future.



    Interest and dividend income in 1996 of $874,000 was primarily derived from an 8% Subordinated Note due from Gray in the principal amount of $10 million (the "8% Note") and dividends accrued on the Company's investment in Gray's series A and series B preferred stock. Interest expense, totaling $2,124,000 in 1996 and $984,000 in 1995, was incurred primarily in connection with bank term loans, the proceeds of which were used to finance the Company's investments in Gray, HCI, CSP and USA.



    The Company recognizes its equity in earnings of HCI on a six month lag basis, in order to align HCI's fiscal year ending June 30 with the Company's fiscal year. Effective July 1, 1995 (the first day of HCI's 1996 fiscal year), HCI adopted a new accounting policy for the recognition of corporate sponsor license fee revenue and guaranteed rights fee expenses, since the nature of HCI's contracts was changing to include revenue-sharing or net profit split arrangements, rather than guaranteed rights fee payments. As a result, the rights fee expense associated with this type of contract could not be accurately measured until the expiration of each contract period when the revenue-sharing or net profit split amount was determined. Under the new policy, license fee revenue and rights fee expense are recognized on a straight-line basis over the life of the contract, instead of recognizing revenue and expense in their entirety on the effective date of the contract, thereby providing for the uniform matching of revenue and expenses. As a result of such adoption, HCI recognized a $4,559,000 million charge against its earnings, representing the after-tax cumulative effect of the accounting change. The Company has reported 9.1% of such charge, or $415,000, less a $141,000 deferred tax benefit, as a charge against its 1996 earnings.

                            BULL RUN CORPORATION

    In 1996, Gray retired certain debt with the proceeds from its public offerings of class B common stock and notes, and the sale of its series B preferred stock. As a result, Gray incurred an after-tax extraordinary loss of $3,159,000 related to costs associated with the retired debt. The Company therefore recognized 15.2% of Gray's charge, or $480,000, less a $185,000 deferred tax benefit, as an extraordinary loss.



    As of December 31, 1996, the Company had an Alternative Minimum Tax
("AMT") credit carryforward of $341,000 to reduce regular Federal tax liabilities in the future. As a result of recognizing approximately $79,000 and $58,000 in AMT credits in 1996 and 1995, respectively, and a change in judgment regarding the realizability of the remaining AMT credit carryforward, the valuation allowance on deferred tax assets was reduced in each of the fourth quarters of 1996 and 1995, thereby reducing the 1996 and 1995 income tax provisions by approximately $47,000 and $250,000, respectively, and goodwill by approximately $131,000 in 1996. In 1995, the Company also utilized a $101,000 research and development credit which was carried forward from prior years.




LIQUIDITY AND CAPITAL RESOURCES



    In January 1996, the Company purchased the 8% Note for $10.0 million. In connection with the purchase of the 8% Note, Gray issued to the Company warrants to purchase up to 487,500 shares of Gray's class A common stock at $17.88 per share. In September 1996, the Company exchanged the 8% Note for 1,000 shares of Gray's series A preferred stock, which entitles the holder thereof to cash dividends at an annual rate of $800 per share. At that same time, the Company purchased for $5.0 million, 500 shares of Gray's series B preferred stock entitling the holder thereof to cumulative dividends of $600 per share. Dividends on the series B preferred stock are payable in cash or in additional shares of series B preferred stock, at Gray's option. In connection with the Company's acquisition of series B preferred stock, Gray issued to the Company warrants to purchase up to 250,000 shares of Gray's class A common stock at $24.00 per share. Of the total warrants owned by the Company to purchase 737,500 shares of Gray's class A common stock, 450,000 are fully vested, with the remaining warrants vesting periodically over five years. Such warrants are exercisable beginning in January 1998 and expire in 2006.



    The Company acquired its initial interests in the outstanding common stock of HCI and CSP for approximately $10.9 million in 1995, financed primarily with $13.5 million in bank term loans (the "Loan Agreements"), which also served to refinance an existing $3.0 million term loan and $900,000 outstanding on a line of credit. The Company modified its Loan Agreements in connection with the purchase of the 8% Note and the acquisition of Gray's series B preferred stock in order to increase its outstanding bank term loan borrowings by $10.0 million in January 1996 and an additional $5.0 million in September 1996. The bank term loans, totaling $28.5 million as of December 31, 1996, are payable in monthly installments of $250,000 beginning February 1999, and bear interest at the London Interbank Offered Rate ("LIBOR") plus 1.75%.

                             BULL RUN CORPORATION

The Company has an active stock repurchase program authorized by its Board of Directors for the repurchase of up to 2,000,000 shares of its common stock. Repurchases may be made from time to time in the open market or directly from shareholders at prevailing market prices, and may be discontinued at any time. During 1996, the Company repurchased 458,000 shares at a total cost of $1,107,000. In January 1997, an additional 500,000 shares were repurchased from a director of the Company at a cost of $2.50 per share, the approximate market value at the time of the repurchase. Since the program's inception in November 1994, 1,081,000 shares have been repurchased at a total cost of $2,687,000.



    Inventories as of December 31, 1996 decreased to $3,315,000 from $3,755,000 as of December 31, 1995, due to a reduction in finished goods on hand. As of December 31, 1996, the Company had open purchase commitments totaling approximately $5.9 million, primarily for raw materials inventories. The Company's total working capital of $3,990,000 as of December 31, 1996 increased from $3,739,000 as of December 31, 1995, as a result of replacing a short-term bank line of credit with a $3.0 million revolving credit facility, net of the decrease in inventories.



    During 1996, and subsequently in January 1997, the Company extended one of its revolving bank credit facilities until April 1998 and increased the available borrowings under the facility to $3.5 million. Outstanding borrowings under the $3.5 million facility, which bears interest at the bank's prime rate, was $1,499,000 at December 31, 1996. An additional $1,250,000 was borrowed on this facility in January 1997 to finance the repurchase of 500,000 shares of the Company's common stock. The Company also has a bank credit facility for revolving loans of up to $3.0 million through April 1999, bearing interest principally at LIBOR plus 2.25%, on which $1,865,000 was outstanding as of December 31, 1996. Although there exists no commitment to repay any amounts outstanding on the revolving credit facilities during the next twelve months, the Company estimates the aggregate amount outstanding on the revolving credit facilities will be reduced by approximately $500,000 during that period, and accordingly, such amount was recorded as a short-term obligation as of December 31, 1996.



    Capital spending for 1997 is expected to be approximately $900,000. The Company anticipates that its current working capital, funds available under its revolving credit facilities, quarterly cash dividends on the Gray series A preferred stock and Gray class A common stock, and cash flow from operations will be sufficient to fund its debt service, working capital requirements and capital spending requirements for at least the next twelve months. Any capital required for potential additional business acquisitions would have to be funded by issuing additional securities or by entering into other financial arrangements.

                               BULL RUN CORPORATION

                            CONSOLIDATED BALANCE SHEETS
                         (DOLLARS AND SHARES IN THOUSANDS)




                                                          December 31
                                                     1996             1995

ASSETS
Current assets:
  Cash and cash equivalents                          $     81     $    146
  Accounts receivable                                   4,074        3,909
  Inventories                                           3,315        3,755
  Other                                                   198          185
     Total current assets                               7,668        7,995

Property and equipment, net                             2,251        2,512
Investment in affiliated companies                     53,752       29,246
Goodwill                                                3,890        4,314
Other assets                                              290          233

                                                     $ 67,851     $ 44,300

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable and current portion of long-term debt $    500     $  1,285
  Accounts payable                                      2,116        1,591
  Accrued and other liabilities:
   Employee compensation and related taxes                542          569
   Income taxes                                                        393
   Interest                                               308          101
   Other                                                  212          317
     Total current liabilities                          3,678        4,256

Long-term debt                                         31,364       14,896
Deferred income taxes                                   4,491        1,069
Stockholders' equity:
  Common stock, $.01 par value (authorized 100,000
   shares; issued 22,325 and 22,280 shares as of
   December 31, 1996 and 1995, respectively)              223          223
  Additional paid-in capital                           20,541       20,503
  Treasury stock, at cost (581 and 123 shares as of
   December 31, 1996 and 1995, respectively)           (1,437)        (330)
  Retained earnings                                     8,991        3,683
     Total stockholders' equity                        28,318       24,079

                                                     $ 67,851     $ 44,300


 The accompanying notes are an integral part of these consolidated financial statements.

                             BULL RUN CORPORATION

                    CONSOLIDATED STATEMENTS OF INCOME
         (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                 YEARS ENDED DECEMBER 31
                                                              1996         1995        1994

Revenue from printer operations                             $ 23,810     $ 26,432     $ 2,751
Cost of goods sold                                            17,170       18,649       1,853
   Gross profit                                                6,640        7,783         898

Other operating revenue:
  Consulting fees                                                843          719         100
  Royalties                                                        1            2         223
                                                                 844          721         323
Operating expenses:
  Research and development                                     1,568        1,872         140
  Selling, general and administrative                          4,687        4,892       1,034
                                                               6,255        6,764       1,174

   Income from operations                                      1,229        1,740          47

Other income (expense):
  Equity in earnings of affiliated companies                   1,731          107         266
  Gain on issuance of common shares by affiliated
    company                                                    8,179
  Interest and dividend income                                   874           40          10
  Interest expense                                            (2,124)        (984)        (21)

   Income before income taxes, extraordinary item and
     cumulative effect of accounting change                    9,889          903          302
Income tax provision                                           4,012          180           86

   Income before extraordinary item and
     cumulative effect of accounting change                    5,877          723          216

Extraordinary loss recognized by affiliated
  company (net of $185 tax benefit)                             (295)
Cumulative effect of accounting change
  recognized by affiliate (net of $141 tax benefit)             (274)

   Net income                                               $  5,308     $    723     $   216

Earnings per share:
  Income before extraordinary item and
   cumulative effect of accounting change                   $    .25     $    .03     $   .02
  Extraordinary loss                                            (.01)
  Cumulative effect of accounting change                        (.01)
  Net income                                                $    .23     $    .03     $   .02

Weighted average number of common shares outstanding          22,945       23,236      13,534


The accompanying notes are an integral part of these consolidated financial statements.

                              BULL RUN CORPORATION

                             CONSOLIDATED STATEMENTS OF
                                STOCKHOLDERS' EQUITY
                           (DOLLARS AND SHARES IN THOUSANDS)



                                                 ADDITIONAL                               TOTAL
                                 COMMON STOCK      PAID-IN     TREASURY     RETAINED   STOCKHOLDERS'
                               SHARES    AMOUNT    CAPITAL      STOCK       EARNINGS      EQUITY

BALANCES, DECEMBER 31, 1993     12,505    $ 125    $  5,282    $       0     $ 2,744    $  8,151

Issuance of shares in
    connection with merger       9,632       96      15,121                               15,217
Net income                                                                       216         216

BALANCES, DECEMBER 31, 1994     22,137      221      20,403            0       2,960      23,584

Purchase of treasury stock                                          (330)                   (330)
Exercise of stock options          143        2         100                                  102
Net income                                                                       723         723

BALANCES, DECEMBER 31, 1995     22,280      223      20,503         (330)      3,683      24,079

Purchase of treasury stock                                        (1,107)                 (1,107)
Exercise of stock options           45                   38                                   38
Net income                                                                     5,308       5,308

BALANCES, DECEMBER 31, 1996     22,325    $ 223    $ 20,541    $  (1,437)    $ 8,991    $ 28,318

  The accompanying notes are an integral part of these consolidated financial statements.

                             BULL RUN CORPORATION

                         CONSOLIDATED STATEMENTS OF
                                CASH FLOWS
                          (DOLLARS IN THOUSANDS)



                                                                      YEARS ENDED DECEMBER 31
                                                                   1996         1995         1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $  5,308     $    723     $   216
  Adjustments to reconcile net income  to net cash
    provided by operating activities:
  Cumulative effect of accounting change                              415
  Extraordinary loss                                                  480
  Gain on issuance of common shares by affiliate                   (8,179)
  Provision for bad debts                                               1           58           5
  Depreciation and amortization                                       950        1,124          92
  Equity in earnings of affiliated companies                       (1,731)        (107)       (266)
  Deferred income taxes                                             3,553         (211)         63
  Change in operating assets and liabilities:
    Accounts receivable                                              (166)        (158)       (217)
    Inventories                                                       440       (1,146)        (93)
    Other current assets                                               74         (111)         20
    Accounts payable and accrued expenses                             600           34         349
    Accrued income taxes                                             (478)         204          38
Net cash provided by operating activities                           1,267          410         207
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash and cash equivalents acquired in merger                                                 632
  Sale of marketable securities                                                    500
  Capital expenditures                                               (366)        (920)        (25)
  Investment in affiliated companies                               (5,566)     (13,586)       (309)
  Note purchased from affiliated company                          (10,000)
  Dividends received from affiliate                                    73           92          27
Net cash provided by (used in) investing activities               (15,859)     (13,914)        325
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on revolving lines of credit                          11,339       12,014
  Repayments on revolving lines of credit                         (10,656)     (10,729)
  Proceeds from long-term debt                                     15,000       15,152       3,000
  Repayments on long-term debt                                                  (3,257)     (3,000)
  Loan commitment fees                                                (87)        (126)
  Issuance of common stock                                             38          102
  Repurchase of common stock                                       (1,107)        (330)

Net cash provided by financing activities                          14,527       12,826            0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (65)        (678)         532
Cash and cash equivalents, beginning of year                          146          824          292
CASH AND CASH EQUIVALENTS, END OF YEAR                           $     81     $    146     $    824
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest paid                                                  $  1,917     $    794     $    153
  Income taxes paid (recovered), net                                  612          187          (14)


The accompanying notes are an integral part of these consolidated financial statements.

                              BULL RUN CORPORATION

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Bull Run Corporation ("Bull Run") and, as of December 31, 1996 and 1995, for the year ended December 31, 1996 and 1995, and the period November 30, 1994 through December 31, 1994, Datasouth Computer Corporation ("Datasouth", and collectively, the "Company"), after elimination of intercompany accounts and transactions. On November 29, 1994, Datasouth was merged (the "Merger") into a newly-formed wholly-owned subsidiary of Bull Run, which changed its name to Datasouth Computer Corporation (also referred to herein as "Datasouth") immediately following the Merger. From January 1, 1994 through November 29, 1994, Bull Run owned 43.6% of the outstanding common stock of Datasouth.


    USE OF ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


    CASH AND CASH EQUIVALENTS- Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less.


    ACCOUNTS RECEIVABLE - The Company sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. In addition, the Company receives consulting fees generally payable in monthly installments from Gray Communications Systems, Inc. ("Gray"), an investee, for the performance of services in connection with Gray's acquisitions. As of December 31, 1996 and 1995, fees of $728 and $670, respectively, were receivable from Gray. The allowance for doubtful accounts was $45 as of December 31, 1996 and $50 as of December 31, 1995.


    INVENTORIES - Inventories are associated with the printer operations and are stated at the lower of cost, determined on the first-in, first-out method, or market.


    PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less depreciation computed under the straight-line method over the estimated useful life of the asset, generally from 3 to 7 years. When assets are disposed, the associated cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in income. Expenditures for maintenance, repairs and minor renewals are charged to expense. Depreciation expense was $590 in 1996, $783 in 1995 and $67 in 1994.


    INVESTMENT IN AFFILIATED COMPANIES- Bull Run's investment in Datasouth, prior to the Merger, was accounted for by the equity method. Since November 30, 1994 (the day after the effective date of the Merger), the Company has accounted for its investment in Gray by the equity method. The Company accounts for its investments in Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") by the equity method, and its investment in Universal Sports America, Inc. ("USA") by the cost method. The excess of the Company's investment over the underlying equity of Gray and HCI, totaling $22,586 as of December 31, 1996, is being amortized over 40 years, with such amortization (totaling $487, $378 and $29 in 1996, 1995 and 1994, respectively) reported as a reduction in the Company's equity in earnings of affiliated companies. The equity in earnings of HCI is recognized by the Company on a six month lag basis, in order to align HCI's fiscal year ending each June 30 with the Company's fiscal year.


    GOODWILL AND OTHER LONG-LIVED ASSETS - Goodwill associated with Bull Run's initial acquisition of Datasouth's common stock in 1993 and acquisition of the remaining Datasouth common stock resulting from the Merger in 1994, is being amortized over 15 years. The carrying value of goodwill, as well as other long-lived assets, are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on undiscounted estimated cash flows over the remaining amortization period, the carrying value of the assets would be reduced to their estimated fair value. Goodwill amortization was $292 in 1996, $309 in 1995 and $26 in 1994, and accumulated amortization was $627 and $335 as of December 31, 1996 and 1995, respectively.

    WARRANTY COSTS - An estimated allowance for future warranty costs of the printer operations, based on past experience, is recorded as a charge to cost of goods sold. Included in other accrued liabilities is $65 for future warranty costs as of December 31, 1996 and 1995.


    RESEARCH AND DEVELOPMENT - Research and development costs of the printer operations, including the costs of software developed internally, are expensed as incurred.


    INCOME TAXES - Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is recognized on certain deferred tax assets whose realization is not reasonably assured.


    STOCK-BASED COMPENSATION - The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense is recognized for such grants.


    EARNINGS PER SHARE - Earnings per share is based on the weighted average number of shares of the Company's common stock and common stock equivalents (i.e., stock options) outstanding during the period, computed in accordance with the treasury stock method. In periods where they are anti-dilutive, common stock equivalents were excluded from the calculation.


2.  MERGER AND INVESTMENT IN AFFILIATED COMPANIES


    MERGER - On November 29, 1994, Datasouth was merged into a newly-formed wholly-owned subsidiary of Bull Run through the exchange of three shares of Bull Run common stock for each share of Datasouth common stock which Bull Run did not then own. The acquisition was accounted for by the purchase method of accounting, and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the merger date. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The estimated fair values of assets and liabilities acquired are summarized as follows:

Cash and marketable securities                        $  1,132
Receivables                                              3,457
Inventories                                              2,516
Other current assets                                        76
Property and equipment                                   2,387
Investment in affiliated company                        15,733
Goodwill                                                 4,743
Other assets                                               166
Current liabilities assumed                             (2,340)
Long-term debt assumed                                  (3,000)
Deferred income taxes                                   (1,283)
                                                        23,587
Less: Investment in 43.6% of Datasouth
   immediately prior to the merger                      (8,370)
Value of shares of Bull Run common stock issued       $ 15,217


    From April 29, 1993 (the date Bull Run acquired its initial 43.6% ownership in Datasouth) through November 29, 1994 (the Merger date), Bull Run accounted for its investment in Datasouth by the equity method.


    Datasouth's operating results and Bull Run's equity in earnings of Datasouth for the period January 1, 1994 through November 29, 1994 follow:

Revenue                                     $ 18,995
Gross profit                                   5,659
Income from operations                           718
Net income                                       719

Bull Run's equity in earnings of Datasouth $    294

    INVESTMENT IN GRAY AND GAIN ON ISSUANCE OF COMMON SHARES - In September 1996, Gray consummated a public offering of 3.5 million shares of its newly-issued class B common stock at $20.50 per share, resulting in net proceeds to Gray of $67,060. As a result of such issuance, the Company's common equity ownership of Gray was reduced from 27.1% to 15.2%, (subsequently increasing to 15.5% as of December 31, 1996), resulting in a pretax gain for the Company of $8,179. Such offering also reduced the Company's common equity voting power in Gray from 27.1% to 25.1%. Gray is a Southeast United States communications company that operates two NBC-affiliated television stations, five CBS-affiliated television stations (two of which were acquired in September 1996), three daily newspapers, advertising weekly shoppers, plus a satellite broadcasting operation and a paging business which were also acquired in September 1996. Gray's class A and class B common stock is publicly traded on the New York Stock Exchange (symbols: GCS and GCS.B, respectively).


    The Company provides consulting services to Gray from time to time in connection with Gray's acquisitions and acquisition financing. Income on a portion of such fees is deferred and recognized over forty years as a result of the Company's equity investment position in Gray. Due to the reduction in the Company's equity ownership of Gray as described above, $174 of previously deferred consulting fees were recognized as consulting fee income in 1996. The Company recognized consulting fee income from Gray of $843, $719 and $100 in 1996, 1995 and 1994, respectively, for services rendered in connection with certain of Gray's acquisitions. As of December 31, 1996 and 1995, income from additional consulting fees of $272 and $266, respectively, has been deferred and will be recognized as Gray amortizes goodwill associated with the acquisitions.


    In January 1996, the Company purchased an 8% Subordinated Note (the "8% Note") of Gray in the principal amount of $10,000, on which the Company received interest income of $580 during 1996. In connection with the purchase of the 8% Note, Gray issued to the Company warrants to purchase up to 487,500 shares of Gray's class A common stock at $17.88 per share. In September 1996, the Company exchanged the 8% Note for 1,000 shares of Gray's series A preferred stock, which entitles the holder thereof to cash dividends at an annual rate of $800 per share. At that same time, the Company purchased for $5,000, 500 shares of Gray's series B preferred stock entitling the holder thereof to annual dividends of $600 per share, which are cumulative. Dividends on the series B preferred stock are payable in cash or in additional shares of series B preferred stock, at Gray's option. In 1996, total dividend income of $293 was recognized by the Company on Gray series A and B preferred stock. In connection with the Company's acquisition of series B preferred stock, Gray issued to the Company warrants to purchase up to 250,000 shares of Gray's class A common stock at $24.00 per share. Of the total warrants owned by the Company to purchase 737,500 shares of Gray's class A common stock, 450,000 are fully vested, with the remaining warrants vesting periodically over five years. Such warrants are exercisable beginning in January 1998 and expire in 2006.


    In September 1996, Gray retired certain of its debt, thereby incurring an after-tax extraordinary loss of $3,159 related to costs associated with the retired debt. As a result, the Company has recognized 15.2% of Gray's charge, or $480, less a $185 deferred tax benefit, as an extraordinary loss in its 1996 financial statements.


    INVESTMENTS IN HCI, CSP AND USA - The Company acquired its initial interests in the outstanding common stock of HCI and CSP in 1995. In August 1996, CSP exercised warrants to acquire HCI common shares. As a result, the Company's direct common equity ownership in HCI, combined with the Company's indirect common equity ownership in HCI through its investment in CSP, increased from approximately 9.1% to 29.7%. Additionally, the Company owns indirectly, through CSP, 51.5% of HCI's 8% series B preferred stock having a face value of $5,000. HCI, based in Lexington, Kentucky, and HCI's 33.8%-owned affiliate, Universal Sports America, Inc. ("USA"), provide media and marketing services to universities, athletic conferences and various associations representing collegiate sports and, in addition, market and operate amateur participatory sporting events. The Company began accounting for its investments in HCI and CSP under the equity method in March 1995, when it made its initial investment in CSP.


    The Company recognizes its equity in earnings of HCI on a six month lag basis, in order to align HCI's fiscal year ending June 30 with the Company's fiscal year. Effective July 1, 1995 (the first day of HCI's 1996 fiscal year), HCI adopted a new accounting policy for the recognition of corporate sponsor license fee revenue and guaranteed rights fee expenses, since the nature of HCI's contracts were changing to include revenue-sharing or net profit split arrangements, rather than guaranteed rights fee payments. As a result, the rights fee expense associated with this type of contract could not be accurately measured until the expiration of each contract period when the revenue-sharing or net profit split amount was determined. Under the new policy, license fee revenue and rights fee expense are recognized on a straight-line basis over the life of the contract, instead of recognizing revenue and expense in their entirety on the effective date of the contract, thereby providing for the uniform matching of revenue and expenses. As a result of such adoption, HCI recognized a $4,559 charge against its earnings, representing the after-tax cumulative effect of the accounting change. The Company has reported 9.1% of such charge, or $415, less a $141 deferred tax benefit, as a charge against its 1996 earnings.


    In September 1995, HCI sold certain operating assets to USA in exchange for its 33.8% common equity position. The transaction resulted in a gain, net of tax, of approximately $4,000 for HCI, the Company's share of which amounted to $377, as reflected in the Company's 1996 equity in earnings of affiliated companies.


    In 1995, Bull Run invested $650 in preferred stock of USA, which is convertible to 3.0% of USA's total common shares, assuming conversion of all USA preferred stock.

    SUMMARIZED AGGREGATE FINANCIAL INFORMATION - The summarized aggregate financial information of affiliated companies follows:

    AGGREGATE FINANCIAL POSITION (REFLECTING GRAY AND CSP AS OF DECEMBER 31, 1996 AND 1995, COMBINED WITH HCI AS OF JUNE 30, 1996, 1995 AND 1994):

                                  1996        1995
Current assets                $ 39,062    $ 30,822
Property and equipment          41,184      22,050
Total assets                   328,053     103,593
Current liabilities             40,635      29,118
Long-term debt                 174,985      51,718
Total liabilities              225,116      87,940
Stockholders' equity           102,937      15,653


    AGGREGATE OPERATING RESULTS (REFLECTING GRAY AND CSP FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994, COMBINED WITH HCI FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994):

                            1996         1995        1994
Operating revenue      $ 120,759    $ 105,726    $ 85,260
Income from operations    18,026        9,441       9,901
Net income                 3,442        2,196       4,641


    Undistributed earnings of investments accounted for by the equity method amount to approximately $923 as of December 31, 1996.


    ESTIMATE OF AGGREGATE FAIR VALUE - As of December 31, 1996, the aggregate value of the Company's investment in affiliated companies was approximately $64,000, based on, in the case of Gray, an independent appraisal provided by an investment banking firm, and in the case of privately-held HCI and CSP, recent transactions in HCI common stock and management estimates.


    PRO FORMA FINANCIAL INFORMATION - The operating results of Datasouth are included in Bull Run's consolidated results of operations from November 29, 1994 (the date of the Merger). The equity in earnings of HCI and CSP are included in Bull Run's consolidated results of operations from March 29, 1995 (the date of the CSP acquisition). The following unaudited pro forma summary presents the consolidated results of operations for the years ended December 31, 1996, 1995 and 1994 as if the Merger and the CSP and HCI investments had occurred on January 1, 1994, after giving effect to certain adjustments, including elimination of Merger expenses, amortization of goodwill, additional interest expense associated with investment financing, elimination of equity in earnings of Datasouth and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the Merger and the acquisitions been effective as of those dates or of results which may occur in the future.

                                         1995        1994
Revenue from printer operations      $ 26,432    $ 21,746
Other operating revenue                   721         323
Net income                                399         241
Earnings per share                   $    .02    $    .01


3.  INVENTORIES

    Inventories related to the Company's printer operations consist of the following as of December 31:

                   1996       1995
Raw materials   $ 2,356    $ 2,489
Work-in-process     673        617
Finished goods      286        649
                $ 3,315    $ 3,755


4.  PROPERTY AND EQUIPMENT

    The Company's property and equipment consist of the following as of December 31:




                                                     1996          1995
  Land                                             $  750       $   750
  Production equipment                              2,060         1,991
  Research and development equipment                  366           219
  Office furniture and equipment                      477           414
                                                    3,653         3,374
   Accumulated depreciation and amortization       (1,402)         (862)
                                                  $ 2,251       $ 2,512

    Bull Run's executive offices are leased from a company affiliated with a principal stockholder and director of the Company under an operating lease expiring in 2002. Datasouth leases its main facility for printer operations under an operating lease expiring in 1998, having a renewal option for an additional three year period, and leases additional office and warehouse space under an operating lease expiring in 1997. The Company's total rental expense was $309, $317 and $38 in 1996, 1995 and 1994, respectively. The minimum annual rental commitments under these and other leases with an original lease term exceeding one year are approximately $305 for 1997, $218 for 1998, and $17 for each of 1999 through 2002.


5. LONG-TERM DEBT AND NOTE PAYABLE


    As of December 31, 1996, long-term debt consists of bank term loans totaling $28,500 provided under a modified Loan Agreement, plus outstanding borrowings of $3,364 under two revolving bank credit facilities. As of December 31, 1995, long-term debt consisted of bank term loans totaling $13,500, plus outstanding borrowings of $1,396 under a revolving bank credit facility. The carrying amount of long-term debt approximates fair value.


    The term loans are payable in aggregate monthly installments of $250 commencing February 1999, with all remaining amounts due in January 2002, and bear interest at the London Interbank Offered Rate ("LIBOR") plus 1.75% (7.31% for the 120-day period including December 31, 1996). The loans are collateralized by common stock and preferred stock of Gray owned by the Company, warrants to purchase Gray's common stock held by the Company and shares of the Company's common stock held by a significant shareholder of the Company. The loan requires adherence to certain financial covenants, the most restrictive of which requires maintaining a ratio of total liabilities to net worth of less than 1.8 to 1.0.


    In January 1997, one revolving credit facility was modified to provide available borrowings of up to $3,500 until April 1, 1998, bearing interest at the bank's prime rate (8.25% as of December 31, 1996), on which $1,499 was outstanding as of December 31, 1996. In January 1997, an additional $1,250 was borrowed on this credit facility to finance a repurchase of 500,000 shares of the Company's common stock. The credit facility is subject to the terms and conditions of the modified Loan Agreement discussed above. In addition, the Company has another revolving credit facility for up to $3,000, bearing interest primarily at LIBOR plus 2.25% (7.75% for the 90 day period including December 31, 1996), expiring April 3, 1999. As of December 31, 1996, $1,865 was outstanding under this credit facility. Although there exists no commitment to repay any amounts outstanding on the revolving credit facilities during the next twelve months, the Company estimates the aggregate amount outstanding on the revolving credit facilities as of December 31, 1996 will be reduced by approximately $500 during that period, and accordingly, such amount is presented as a short-term obligation as of December 31, 1996. As of December 31, 1995, there was $1,285 outstanding under a line of credit which was replaced in 1996 by the $3,000 revolving credit facility.

6.  INCOME TAXES

    The Company's income tax provision for the years ending December 31 consists of the following:

                       1996     1995     1994
Current:
  Federal           $    67    $ 300     $ 21
  State                  66       91        2
   Total - current      133      391       23
Deferred              3,879     (211)      63
   Total provision  $ 4,012    $ 180     $ 86

    Deferred tax liabilities (assets) are comprised of the following as of December 31:

                                                 1996        1995
Property and equipment                        $   228     $   202
Investment in affiliated companies              4,984       1,416
   Gross deferred tax liabilities               5,212       1,618
Deferred consulting fee income                    (92)        (90)
Allowance for doubtful accounts                   (17)        (18)
Inventory costs and reserves                     (154)       (124)
Employee benefits                                 (32)        (34)
Warranty reserve                                  (25)        (24)
Alternative Minimum  Tax credit carryforward     (341)       (432)
Other, net                                        (60)         (5)
   Gross deferred tax assets                     (721)       (727)
Valuation allowance                                 0         178
   Total deferred taxes, net                  $ 4,491     $ 1,069

    A valuation allowance was provided principally to offset a portion of the deferred tax asset associated with Alternative Minimum Tax ("AMT") credit carryforward as of December 31, 1995, the realization of which was uncertain. Following two successive years in which the Company utilized some of its AMT credit carryforward, the Company determined that the realization of the entire AMT credit carryforward was reasonably certain, and as a result, reduced its valuation allowance to zero. The reduction in the valuation allowance resulted in a tax benefit of $47 and a reduction in goodwill of $131 in 1996. In 1995, the Company reduced its valuation allowance resulting in a tax benefit of $250.


    The principal differences between the federal statutory tax rate and the effective tax rate are as follows:

                                    1996       1995      1994
Federal statutory tax rate          34.0%      34.0%     34.0%
Realization of Alternative Minimum
   Tax credit carryforward                     (6.4)
Reduction in valuation allowance    (0.5)     (28.1)
Goodwill amortization                1.0       11.6
Depletion                                                (3.7)
State income taxes, net of federal
   benefit                           4.6        6.7
Other, net                           1.5        2.1      (1.8)
Effective tax rate                  40.6%      19.9%     28.5%


7.  STOCK OPTIONS


    In 1994, the Company adopted the 1994 Long Term Incentive Plan (the "1994 Plan") under which 2,500,000 shares of the Company's common stock have been reserved for issuance of stock options, restricted stock awards and stock appreciation rights. Under terms of the Merger with Datasouth, all outstanding stock options to purchase Datasouth common stock were converted to Bull Run stock options under the 1994 Plan. Certain options granted under the 1994 Plan are fully vested at the date of grant, and others vest over three to five year periods. Options granted under the 1994 Plan have terms ranging from three to ten years. Shares available for future option grants under the 1994 Plan as of December 31, 1996 and 1995 were 662,000 and 1,091,000, respectively.


    Also in 1994, the Company adopted the Non-Employee Directors' 1994 Stock Option Plan (the "1994 Directors' Plan") under which 350,000 shares of the Company's common stock have been reserved for issuance of stock options.
Options under the 1994 Directors' Plan are fully vested when granted. Shares available for future option grants under the 1994 Director's Plan as of December 31, 1996 and 1995 were 190,000 and 200,000, respectively. The weighted average fair value of options granted during 1996 was $1.03 per share.


    Information with respect to the Company's stock option plans follows:

                                           OPTION              OPTION
                                           SHARES         PRICE RANGE
Outstanding as of January 1, 1994         225,000     $  0.42 - $0.75
 Grants resulting from Datasouth merger 1,194,000     $  0.88 - $0.96
 Other grants                             375,000     $  1.34 - $1.66
OUTSTANDING AS OF DECEMBER 31, 1994     1,794,000     $  0.42 - $1.66
 Exercised                               (143,000)    $  0.42 - $0.88
 Forfeited                                (10,000)    $          0.88
OUTSTANDING AS OF DECEMBER 31, 1995     1,641,000     $  0.75 - $1.66
 Grants                                   535,000     $  2.44 - $2.68
 Exercised                                (45,000)    $          0.88
 Forfeited                                (96,000)    $          0.88
OUTSTANDING AS OF DECEMBER 31, 1996     2,035,000     $  0.75 - $2.68

EXERCISABLE AS OF DECEMBER 31:
 1994                                     834,000     $  0.42 - $1.66
 1995                                     930,000     $  0.42 - $1.66
 1996                                   1,120,000     $  0.75 - $2.44

    As of December 31, 1996, the number of outstanding shares under option, weighted average option exercise price and weighted average remaining option contractual life is as follows: 150,000 exercisable shares at $.75 per share, expiring in 0.8 years; 975,000 shares at $.90 per share, expiring in 5.3 years (585,000 shares of which are exercisable); 375,000 exercisable shares at $1.46 per share, expiring in 6.7 years; and 535,000 shares at $2.64 per share, expiring in 3.4 years (10,000 shares of which are exercisable.)

    Pro forma net income and earnings per share required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair values for these options were estimated at the time of grant using a Black-Scholes option pricing model assuming a risk-free interest rate of 5.93%, dividend yield of 0.0%, a volatility factor of .492, and a weighted-average expected life for the options of four years. Had compensation cost been measured based on the fair value based accounting of FAS 123, net income would have been $5,225, or $.23 per share, for 1996. These pro forma results are provided for comparative purposes only and do not purport to be indicative of what would had occurred had compensation cost been measured under FAS 123 or of results which may occur in the future. Since FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.


8. RETIREMENT PLANS


    The Company adopted a 401(k) defined contribution benefit plan effective with the Merger, whereby employees of the Company may contribute 1% to 15% of their gross pay to the plan subject to limitations set forth by the Internal Revenue Service. The Company may make matching and/or discretionary contributions to the employees' accounts in amounts to be determined annually. Total Company contributions to the plan were $243 in 1996, $255 in 1995 and $40 for the period November 30, 1994 through December 31, 1994.


9. GEOGRAPHIC DATA AND SIGNIFICANT CUSTOMER


    Sales to non-domestic customers, located principally in Western Europe, Southeast Asia and Mexico were $2,954 in 1996, $2,361 in 1995 and $209 for the period November 30, 1994 through December 31, 1994. A significant amount of revenue from printer operations is derived from one customer. In 1996, 1995 and 1994, 30%, 30% and 34% of such revenue was attributable to this customer, respectively.



REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
    BULL RUN CORPORATION
Atlanta, Georgia


    We have audited the accompanying consolidated balance sheets of Bull Run Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") have been audited by other auditors whose reports have been furnished to us; the report as to HCI included an explanatory paragraph relating to an accounting change in the method of recognizing certain revenue and related expenses. Our opinion, insofar as it relates to data included for HCI and CSP for their respective periods ended June 30, is based solely on the reports of the other auditors. In the consolidated financial statements, the Company's investment in HCI and CSP is stated at $11,854,000 and $11,165,000 at December 31, 1996 and 1995, respectively; the Company's equity in the net income of HCI and CSP is stated at $762,000 and $245,000 for the years then ended, respectively; and the Company's cumulative effect of accounting change recognized by affiliate is stated at $(274,000) for the year ended December 31, 1996.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.


    In our opinion, based on our audits and, for 1996 and 1995, the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bull Run Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


    As discussed in Note 2 to the Consolidated Financial Statements, HCI changed its method of recognizing certain revenue and related expenses.


Atlanta, Georgia                         /s/ Ernst & Young LLP
February 18, 1997

                        DATASOUTH COMPUTER CORPORATION

                          SELECTED FINANCIAL DATA
                          (DOLLARS IN THOUSANDS)


OPERATING RESULTS FOR THE YEAR ENDED:
                                            *1994         1993         1992
Revenue from printer operations          $ 18,995     $ 16,906     $ 15,369
Cost of goods sold                         13,336       12,117       10,830
Gross profit                                5,659        4,789        4,539
Operating expenses                          4,941        5,031        4,492
Income (loss) from operations                 718         (242)          47
Equity in earnings of affiliated company      376          108
Interest income (expense), net               (148)         166          590
Income before income taxes                    946           32          637
Income tax provision                         (227)                      (31)
Net income                               $    719     $     32      $   606

    *Operating results for the period January 1, 1994 through November 29, 1994, the effective date of the merger of Datasouth into a wholly-owned subsidiary of Bull Run Corporation. Subsequent to November 29, 1994, Datasouth's operating results are consolidated with Bull Run's.

FINANCIAL POSITION AS OF DECEMBER 31:

                                         1993        1992
Working capital                       $ 4,999    $ 13,322
Investment in affiliated company       11,218
Total assets                           21,140      16,933
Long-term obligations                   3,000
Stockholders' equity                   15,935      15,908
Current ratio                             3.3        14.0


    The changes in financial position from 1992 to 1993 were the result of funding the acquisition of a 21% interest in Gray Communications Systems, Inc. with cash and short-term investments totaling $8,162,000 and $3,000,000 in long-term debt.

                     SELECTED QUARTERLY FINANCIAL DATA
                                (UNAUDITED)
                           (DOLLARS IN THOUSANDS)

                    FIRST     SECOND       THIRD         FOURTH
                  QUARTER    QUARTER     QUARTER    QUARTER (A)
1994:
Revenue           $ 5,140    $ 4,228     $ 5,457    $     4,170
Gross profit        1,530      1,145       1,690          1,294
Net income (loss)     144        (49)        340            284

(a) For the period October 1, 1994 through November 29, 1994.

                             DATASOUTH COMPUTER CORPORATION

                          MANAGEMENT'S DISCUSSION AND ANALYSIS


ACQUISITION BY BULL RUN CORPORATION

    In April 1993, Bull Run Corporation ("Bull Run") acquired a 43.6% interest in Datasouth Computer Corporation ("Datasouth") from The Cold Heading Company and related individuals. On November 29, 1994, the remaining 56.4% of Datasouth was acquired by Bull Run as a result of the merger (the "Merger") of Datasouth into a newly-formed, wholly-owned subsidiary of Bull Run. Under the terms of the Merger, each outstanding share of common stock of Datasouth (other than shares owned by Bull Run, which were cancelled) was converted into the right to receive three shares of Bull Run's common stock. Since the Merger, Datasouth has operated as a wholly-owned consolidated subsidiary of Bull Run under the name "Datasouth Computer Corporation."


RESULTS OF OPERATIONS


    Revenue of $18,995,000 for the period January 1, 1994 through November 29, 1994 represented a 12% increase over revenue for the year ended December 31, 1993. The principal factor contributing to the favorable difference was an increase in sales to a large customer, from approximately $600,000 in 1993 to approximately $3,900,000 in the period ended November 29, 1994.


    Gross profit as a percentage of revenue was 30% in the period ended November 29, 1994 compared to 28% in 1993. The improvement is principally due to absorption of fixed overhead costs over greater unit volume during 1994.


    Equity in earnings of Gray Communications Systems, Inc. ("Gray") was $376,000 for the period ended November 29, 1994, reflecting Datasouth's proportionate share of Gray's reported net income less $224,000 in goodwill amortization.


    Operating expenses were $4,941,000 for the period ended November 29, 1994. At 26% of total revenue in 1994 compared to 30% in 1993, the 1994 operating expenses represented a favorable change principally due to nonrecurring advertising and product development expenses incurred in 1993 related to the introduction of a new printer line. Operating expenses in 1994 included $344,000 of costs associated with the Merger.


    Interest income decreased to $80,000 in the period ended November 29, 1994 from $267,000 in 1993 due to a reduction in short-term investments. Interest expense of $228,000 in 1994 resulted primarily from 8% nonconvertible subordinated debentures totaling $3,000,000, issued to insurance companies affiliated with Bull Run, in connection with Datasouth's initial investment in Gray.


LIQUIDITY AND CAPITAL RESOURCES


    In the period January 1, 1994 through November 29, 1994, Datasouth acquired for $939,000, additional shares of Gray common stock, thereby increasing its equity ownership in Gray to 25.7%.


    Datasouth periodically borrowed from a $2,000,000 available uncollateralized revolving line of credit bearing interest at the bank's prime lending rate.


    Operations and investment income were Datasouth's principal sources of cash. Datasouth invested excess cash in highly-liquid temporary investments and marketable securities, in addition to its Gray common stock. Datasouth did not pay a dividend since its inception.

                        DATASOUTH COMPUTER CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
          FOR THE PERIOD JANUARY 1, 1994 THROUGH NOVEMBER 29, 1994
                          (DOLLARS IN THOUSANDS)

Revenue                                    $ 18,995
Cost of goods sold                           13,336
   Gross profit                               5,659
Operating expenses:
  Research and development                    1,375
  Selling, general and administrative         3,566
                                              4,941
   Income from operations                       718
Other income (expense):
  Equity in earnings of affiliated company      376
  Interest income                                80
  Interest expense                             (228)
   Income before income taxes                   946
Income tax provision                            227
   Net income                              $    719

                 CONSOLIDATED STATEMENT OF CASH FLOWS
        FOR THE PERIOD JANUARY 1, 1994 THROUGH NOVEMBER 29, 1994
                       (DOLLARS IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                      $   719
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation and amortization                       686
  Equity in earnings of affiliated company           (376)
  Change in operating assets and liabilities:
   Accounts receivable                               (503)
   Inventories                                        401
   Other current assets                                12
   Accounts payable and accrued expenses              173
Net cash provided by operating activities           1,112
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale of marketable securities                       500
  Capital expenditures                               (294)
  Investment in affiliated company                   (939)
  Dividends received from affiliated company           41
Net cash used in investing activities                (692)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line of credit                   4,424
  Repayments on line of credit                     (4,424)
  Advances to affiliated company                      (38)
  Issuance of common stock                              5
Net cash used in financing activities                 (33)
NET INCREASE IN CASH AND CASH EQUIVALENTS             387
Cash and cash equivalents, beginning of period        245
CASH AND CASH EQUIVALENTS, END OF PERIOD          $   632

The accompanying notes are an integral part of these consolidated financial statements.

                         DATASOUTH COMPUTER CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


1.  ACQUISITION BY BULL RUN CORPORATION


    Immediately following the approval of the shareholders of Datasouth
Computer Corporation ("Datasouth") and Bull Run Corporation ("Bull Run") on November 29, 1994, Datasouth was merged (the "Merger") into a newly-formed, wholly-owned subsidiary of Bull Run (which immediately changed its name to "Datasouth Computer Corporation") through the exchange of three shares of Bull Run common stock for each share of Datasouth common stock which Bull Run did not then own. Prior to the Merger, Bull Run owned approximately 43.6% of the Datasouth outstanding common stock. The accompanying financial statements present the results of operations and cash flows for the 1994 period prior to the Merger. Since the Merger, Datasouth has operated as a wholly-owned consolidated subsidiary of Bull Run.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Datasouth and its wholly-owned subsidiary, Datasouth International Sales Corporation, after elimination of intercompany accounts and transactions.


    ACCOUNTS RECEIVABLE - Datasouth sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users. Datasouth performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.


    INVENTORIES - Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.


    PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less depreciation computed under the straight-line method over the estimated useful life of the asset, generally from 3 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to expense.


    INVESTMENT IN AFFILIATED COMPANY - Datasouth's investment in Gray Communications Systems, Inc. ("Gray") is accounted for by the equity method.
The excess of Datasouth's investment over the underlying equity of the investee, totaling $10,099 as of November 29, 1994, was being amortized over 40 years.


    WARRANTY COSTS- An estimated allowance for future warranty costs based on past experience is recorded as a charge to cost of goods sold.


    RESEARCH AND DEVELOPMENT - Research and development costs, including the costs of software developed internally, are expensed as incurred.


    INCOME TAXES - Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on net deferred tax assets whose realization is not reasonably assured.


    SUPPLEMENTAL CASH FLOW INFORMATION - During the period January 1, 1994 through November 29, 1994, interest of $249 was paid. Also, income taxes of $7 were paid, net of tax refunds.

3.  OPERATING LEASES


    Datasouth leases its main facility under a seven-year operating lease expiring in 1998 having a renewal option for an additional three year period, and leases additional office and warehouse space under an operating lease expiring in 1997. Total rental expense was $277 for the period January 1, 1994 through November 29, 1994.



4.  INVESTMENT IN AFFILIATED COMPANY


    Datasouth's investment in affiliated company represents its interest in the common stock of Gray, which owned three VHF NBC-affiliated television stations, two CBS-affiliated television stations and two daily newspapers as of November 29, 1994.


    Summarized operating results of Gray for the period January 1, 1994 through November 30, 1994 follow:

Operating revenue      $ 32,073
Operating expenses       26,265
Income from operations    5,808
Net income                2,781


    Gray's common stock is publicly traded on the New York Stock Exchange. As of November 29, 1994, the fair value of Gray shares owned by Datasouth was approximately $15,733, based on an independent appraisal of Gray performed by an investment banking firm.


    Datasouth's initial investment in Gray was partially financed with $3,000 in subordinated debentures payable to insurance companies affiliated with Bull Run. Interest expense associated with this related party financing was $238 in the period January 1, 1994 through November 29, 1994.



5.  INCOME TAXES


    The principal differences between the federal statutory tax rate and the effective tax rate for the period January 1, 1994 through November 29, 1994 were as follows:

Federal statutory tax rate               34.0%
Nondeductible business expenses           0.6
Nondeductible merger expenses             8.4
Tax benefit of net operating loss and
   tax credit carryforward              (21.5)
Other, net                               2.5
Effective tax rate                       24.0%


    As of November 29, 1994, Datasouth had a $101 research and development credit carryforward available to offset future federal tax liabilities and a valuation allowance of $131 provided to offset net deferred tax assets.



6.RETIREMENT PLANS


    Effective January 1, 1994, Datasouth adopted the Datasouth Savings and Profit-Sharing Plan (the "401(k) Plan"), whereby employees could contribute 1% to 15% of their gross pay to the 401(k) Plan subject to limitations set forth by the Internal Revenue Service. Datasouth made matching and discretionary contributions to the employees' accounts totaling $199 in the period January 1, 1994 through November 29, 1994.

7.  STOCK OPTIONS


    Datasouth adopted the 1993 Incentive Stock Option Plan (the "Plan") under which options for Datasouth common stock may be granted to its officers and employees. Options granted under the Plan were exercisable at the fair market value of the shares at the date of grant. The options vested 20% per year over 5 years from the date of grant and were exercisable over a period not to exceed 10 years. As of November 29, 1994, 398,000 shares granted under the Plan were outstanding. Options for 2,000 shares were exercised in 1994 prior to November 29, 1994. In connection with the Merger, all outstanding options for Datasouth's common stock under the Plan were converted into options for Bull Run common stock under Bull Run's 1994 Long-Term Incentive Plan.



8.  GEOGRAPHIC DATA AND SIGNIFICANT CUSTOMERS


    Sales to non-domestic customers, located principally in Western Europe, Southeast Asia and Mexico, totaled $1,491 for the period January 1, 1994 through November 29, 1994.


    For the period January 1, 1994 through November 29, 1994, approximately 20% of total revenue was derived from one customer.


                         REPORT OF INDEPENDENT AUDITORS

 TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF
       DATASOUTH COMPUTER CORPORATION
 Charlotte, North Carolina

    We have audited the accompanying consolidated statements of income and cash flows of Datasouth Computer Corporation for the period January 1, 1994 through November 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the consolidated statements of income and cash flows for the period January 1, 1994 through November 29, 1994 presents fairly, in all material respects, the consolidated results of operations and cash flows of Datasouth Computer Corporation for the period January 1, 1994 through November 29, 1994 in conformity with generally accepted accounting principles.

                                    /s/ Ernst & Young LLP

Atlanta, Georgia
February 22, 1995

                                   DIRECTORS

    J. MACK ROBINSON - Chairman of the Board of Bull Run Corporation; Chairman and President of Delta Life Insurance Company since 1958; Chairman of Atlantic American Corporation, an insurance holding company, since 1974, and President from 1988 to 1995; interim President and CEO of Gray Communications Systems, Inc. and a director; director EMERITUS of Wachovia Corporation.

    GERALD N. AGRANOFF - Affiliated with Plaza Securities Company and Edelman Securities Company L.P., investment firms, since 1982, and currently General Counsel and a general partner; director of Canal Capital Corporation, Datapoint Corporation and Atlantic Gulf Communities Corporation; trustee of the Management Assistance Inc. Liquidating Trust.

    JAMES W. BUSBY - President of Datasouth Computer Corporation since 1984 and one of its founders in 1977.

    HILTON H. HOWELL, JR. - Vice President and Secretary of Bull Run Corporation; President of Atlantic American Corporation since 1995 and Executive Vice President from 1992 to 1995; Executive Vice President and General Counsel of Delta Life and Delta Fire & Casualty Insurance Companies since 1991; director of Gray Communications Systems, Inc.

    ROBERT S. PRATHER, JR. - President and Chief Executive Officer of Bull Run Corporation; interim Executive Vice President - Acquisitions of Gray Communications Systems, Inc. and a director; director of Host Communications, Inc., Capital Sports Properties, Inc. and Universal Sports America, Inc.

    ALEX C. RITCHIE - Director of Silver Standard Resources, Inc., a mining company, from which he retired as President in 1984.


                                    OFFICERS

    J. MACK ROBINSON - Chairman of the Board

    ROBERT S. PRATHER, JR. - President and Chief Executive Officer

    HILTON H. HOWELL, JR. - Vice President and Secretary

    FREDERICK J. ERICKSON - Vice President - Finance, Treasurer and Chief Financial Officer

                            STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

Bull Run Corporation
4370 Peachtree Road, N.E.
Atlanta, GA 30319
Phone (404) 266-8333
Fax (404) 261-9607
Internet - http://www.bullruncorp.com

SUBSIDIARIES & AFFILIATES

Datasouth Computer Corporation
4216 Stuart Andrew Boulevard
Charlotte, NC 28217
Phone (704) 523-8500
Fax (704) 525-6104
Internet - http://www.datasouth.com

Gray Communications Systems, Inc.
126 N. Washington Street
Albany, GA 31702
Phone (912) 888-9302
Fax (912) 888-9374

Host Communications, Inc.
546 East Main Street
Lexington, KY 40508
Phone (606) 226-4678
Fax (606) 226-4419

TRANSFER AGENT & REGISTRAR

TranSecurities International, Inc.
2510 N. Pines Road
Spokane, WA 99206-7624
Phone (509) 927-1255

INDEPENDENT AUDITORS

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, GA 30308-2215

STOCK EXCHANGE

Bull Run's common stock trades on The Nasdaq Stock
Market under the symbol "BULL".

Gray's common stocks trade on the New York Stock
Exchange under the symbols "GCS" and "GCS.B".

FORM 10-KSB

A copy of the Company's Annual Report on Form 10-KSB submitted to the U.S. Securities and Exchange Commission may be obtained by contacting Investor Relations at the Company's
Corporate Headquarters.